                                                              EXHIBIT 99.(a)(19)




FOR IMMEDIATE RELEASE


Contact:      The Herman Group, Inc.
              800-992-6176
              Attention: Sherri Herman




              PROM INVESTMENT PARTNERS INCREASES OFFER PRICE TO
                 $495 PER UNIT OF PROMETHEUS INCOME PARTNERS


         NEW YORK, NEW YORK (December 13, 1996) -- PROM INVESTMENT PARTNERS L.L.C. has announced that the purchase price in its offer to purchase outstanding units of limited partnership interest of Prometheus Income Partners (the "Partnership") has been increased to $495 per Unit. The increased purchase price by Prom Investment Partners is higher than the price offered by an affiliate of the Partnership's general partner. Unitholders who have tendered their Units to Prom Investment Partners will automatically receive the benefit of the $495 purchase price and need not take any further action.

         Prom Investment Partners' offer has also been extended and is now scheduled to expire at 12:00 midnight, New York City time, on December 30, 1996. As of the close of business on December 12, 1996, Prom Investment Partners reasonably believed that approximately 951 Units had been tendered to it and not withdrawn.

         For additional information, contact The Herman Group, Inc., the Information Agent/Depositary for Offer by Prom Investment Partners, at 800-992-6176.